October 18, 2024

Tyler Loy
Chief Financial Officer
The ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, CO 80202

       Re: The ONE Group Hospitality, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Response dated October 4, 2024
           File No. 001-37379
Dear Tyler Loy:

       We have reviewed your October 4, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 20, 2024 letter.

Form 8-K filed August 6, 2024
Highlights for second quarter 2024 compared to the same quarter in 2023, page 1

1. We note your response to prior comments 1 and 3 and reissue comment 3, in part. Net income does not appear to be the most directly comparable measure to Restaurant
       Operating Profit and Restaurant Operating Profit Margin. Please present the most directly comparable GAAP measures with equal or greater prominence. Refer to
       Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations.
 October 18, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services